Ex99_26_(h) i. i1

AMENDMENT NO. 6 TO PARTICIPATION AGREEMENT

Pursuant to the Participation Agreement, made and entered into as of the 4th day of September, 1998, and as amended on August 19, 1999, April 1, 2000, November 17, 2000, November 16, 2001 and May 1, 2003, by and among MFS Variable Insurance Trust, Massachusetts Mutual Life Insurance Company and Massachusetts Financial Services Company, the parties do hereby agree to amend Paragraph 5.4 as follows:

5.4 MFS will quarterly reimburse the Company certain of the administrative costs and expenses incurred by the Company as a result of operations necessitated by the beneficial ownership by Policy owners of shares of the Portfolios of the Trust, equal to     % of the net assets of the Trust up to $300 million and     % of net assets of the Trust above $300 million attributable to variable life or variable annuity contracts offered by the Company. In no event shall such fee be paid by the Trust, its shareholders or by the Policy holders.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Participation Agreement to be executed in its name and on its behalf by its duly authorized representative. The Amendment shall take effect on September     , 2003.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY By its authorized officer,

By:	/s/ James M. Rodokalis
Title:	Second Vice President & Assoc. General Counsel

MFS VARIABLE INSURANCE TRUST, On behalf of the Portfolios By its authorized officer,

By:	/s/ James R. Bordewick, Jr.
James R. Bordewick, Jr.
Assistant Secretary

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Stephen E. Cavan
Stephen E. Cavan
Senior Vice President and General Counsel